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Dale Short • (310) 789-1259 • dshort@troygould.com	File No. 3218-1

February 7, 2012
BY FEDERAL EXPRESS
Jennifer Riegel
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	RXi Pharmaceuticals Corporation Amendment No. 3 to Form S-1 Filed January 23, 2012 File No. 333-177498
Dear Ms. Riegel:
     By letter dated January 31, 2012, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC) provided RXi Pharmaceuticals Corporation (the “Company”) with comments to the Company’s amended Registration Statement on Form S-1/A filed on January 23, 2012. This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s comment letter. References to “Galena” mean Galena Biopharma, Inc., the Company’s parent company.
     Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 4 to the Form S-1 setting forth an amended preliminary prospectus reflecting changes made in response to the Staff’s comments. A copy of Amendment No. 4, marked to show changes from Amendment No. 3, is enclosed for your convenience.
Financial Statements
Notes to Financial Statements
8. Stock-based Compensation
2011 Offerings, page F-24
COMMENT:
     1. Please refer to your response to comment 2. You state that the April 2011 warrant liability was allocated to RXi’s financial statements “based on the expected use of the offering proceeds at the time the offering was completed, rather

Jennifer Riegel
Special Counsel
February 7, 2012

than on the basis of whether the proceeds were subsequently used for RXi’s operations.” It appears that RXi did not receive any of the April 2011 offering proceeds and thus received no consideration for the 50% allocation of the warrant liability. We continue to question why you believe it is appropriate to record the derivative relating to the April 2011 offering in the historical financial statements of RXI. In addition, you state that at the time of the March 2011 offering, “Galena operated only one business, the RNAi business. It was not until the Apthera acquisition that occurred on April 13, 2011, that Galena operated a business other than the RNAi business”. Thus, you have allocated 100% of the warrant liability related to the March offering to RXi’s financial statements. However, at the time of the Apthera acquisition it appears that the offering proceeds should have been reallocated to the business in which the proceeds were to be used. In preparing the financial statements for RXI’s spin-off, amounts that are specifically applicable to a subsidiary should be recorded in the subsidiary’s financial statements. In absence of specific identification, a reasonable allocation may be made. As it appears that the proceeds from the March offering were not used for the business of RXI, it is not clear why allocating the warrant liability associated with the offering is reasonable. Please refer to the guidance in SAB 103 Topic 1.B.1.
RESPONSE:
     Galena Biopharma, Inc. (formerly known as RXi Pharmaceuticals Corporation) is a public biotechnology company that began its operations in January 2007. Prior to April 13, 2011, Galena operated a single business focused on RNAi-based therapeutic discovery and development. On April 13, 2011, Galena acquired Apthera, Inc., a private biotechnology company that was developing a pipeline of peptide-based immunotherapies. Beginning with its acquisition of Apthera, Galena expanded its focus to include the new peptide-based immunotherapy activities, as well as RNAi therapeutics activities. Subsequently in September 2011, the RNAi therapeutics business and assets were transferred to a newly formed RXi subsidiary in preparation for the planned partial spin-off of RXi from Galena that is being registered under the S-1 Registration Statement.
     As disclosed in the amended preliminary prospectus contained in the S-1, the purpose of the carved-out financial statements of RXi is to present the financial condition and results of operations of RXi as if it had been a stand-alone entity during the time periods presented, and not necessarily to show what the financial statements of RXi will look like going forward, although this was considered. In creating the carved-out financial statements for the S-1, the historical financial statements of Galena were used as a basis for the presentation. Since Galena operated only one business based on RNAi therapies up until the acquisition of Apthera in April 2011, RXi’s financial statements for 2010 and 2009 were derived 100% from Galena’s historical financial statements as there were no other businesses to carve out of, or to which to allocate, Galena’s assets, liabilities or operations.
     Galena has never generated revenues, and therefore has funded its operations with proceeds received from securities offerings completed in 2009 and 2010 and in March and April 2011. These offerings involved the issuance of both common stock and warrants to purchase common stock. The warrants were determined not to be indexed to Galena common stock, since they are potentially settleable in cash. As a result, the fair values of the warrants were recorded as liabilities at the date of issuance.
     In preparing the carved-out financial statements of RXi, management considered it appropriate to allocate all of Galena’s warrant liabilities to RXi for periods prior to April 2011 as the RNAi activities were Galena’s only operations at the time, as described above, and to allocate to RXi a reasonable portion of the warrant liability relating to the April 2011 offering, even though the warrant liabilities will remain with Galena upon the completion of the spin-out. Management believes that the allocation is proper, because, had RXi completed its own equity offering as a stand-alone entity at the time, management would expect that RXi would have sold the warrants on the same terms and conditions as Galena and recorded the corresponding warrant liabilities on its balance sheet. The proceeds from these offerings would have been used to fund the Company’s research activities during such period.
     In deciding that the allocation was proper, management also considered the use of the proceeds at the time the April 2011 warrants were issued. At the time of the April 2011 offering, management intended that proceeds of the offering, which closed at substantially the same time as the Apthera acquisition, be used to fund both the RNAi activities and the new peptide activities. For this reason, management determined to allocate those proceeds approximately evenly between the two business units (RNAi activities and peptide activities), and, therefore, the warrant liability reflects this same allocation.
     Galena performs all treasury funding for both the RNAi activities and the peptide activities. As operational costs have been incurred, Galena has funded RXi the monies to make payments. Additionally, if Galena’s warrants were ever to be settled in cash, Galena would fund the monies to settle the warrant liabilities. This would reduce the cash available to RXi if such transaction were to occur.
     Based on the foregoing, management believes that RXi did receive consideration for the allocation, because Galena was obligated to satisfy the allocated liabilities as they came due, including the warrant liabilities. Also, since the purpose of the carved-out financials is to reflect as much as possible the financial condition and results of operations of RXi had it been a stand-alone company at the time, allocating all of the March 2011 and previous warrant liabilities and making a reasonable allocation of the April 2011 warrant liability to RXi are appropriate, since RXi would have had to issue its own warrants with the resulting warrant liability attached if it had been a stand-alone company when the offerings were completed. The fact that the offering funds were not transferred to RXi or reflected on its balance sheet should not change this fact, since Galena was obliged to contribute the necessary funds to RXi if the warrant liability had ever come due. For example, the results of operations of RXi reflected in the carved-out financial statements reflect the fact that Galena used its monies, including proceeds from the March 2011 offering, to fund RXi’s operations.
     Although management has found no definitive guidance on point, it believes the allocations are reasonable in the circumstances. In reaching this conclusion, management consulted SAB 103 Topic 1.B.1, which management believes it is consistent with the presentation in the carved-out financial statements.

Jennifer Riegel
Special Counsel
February 7, 2012

     We trust this is responsive to the Staff’s comments.
12. Subsequent Events, page F-30
COMMENT:
     2. Please disclose your intended accounting treatment for the exchange of warrants for Galena stock and the elimination of the fair value of $2.5 million of warrant derivatives on your balance sheet. Clarify in the filing if the warrants associated with the March and April offerings will continue to be exercisable for Galena common stock after the spin-off and not RXI common stock. In addition, please confirm to us that the shares after distribution in “Results of Distribution” on page 30 include the shares as a result of the exchange of warrants for Galena stock in December 2011.
RESPONSE:
     The Company will account for the December exchange of warrants by Galena based on the fair value of the warrants at the exchange date. This will involve marking the exchanged warrants to market on the exchange date and then removing the liability for these warrants from the balance sheet with a corresponding credit to divisional equity. The warrants after the spin-off will continue to be exercisable for Galena stock only, and not RXi stock, after the spin-off, as disclosed on page F-30 of the amended preliminary prospectus.
     The Company confirms that the Galena shares issued in the December warrant exchange are included in the post-distribution shares set forth in the “Results of Distribution” on page 30 of the amended preliminary prospectus.
Exhibits
COMMENT:
     3. Please revise Exhibit 3.1 to file the final dated and signed version of your current amended and restated certificate of incorporation.
RESPONSE:
     The Company has included with Amendment No. 4 a copy of the current, dated and signed amended and restated Certificate of Incorporation as the Staff requests.

Jennifer Riegel
Special Counsel
February 7, 2012

COMMENT:
     4. Please file a copy of your form of amendment to the certificate of incorporation that will be filed with the Secretary of State of Delaware prior to the distribution. Please also confirm that you will file a copy of the final amendment after it has been filed with the Secretary of State of Delaware.
RESPONSE:
     The Company has determined to effect the forward stock split referenced in the amended preliminary prospectus by means of a stock dividend declared by the board of directors of the Company, which does not require the filing of an amendment to the Certificate of Incorporation. Accordingly, there is no need to file the form of such an Amendment.
* * * * *
     Apart from the foregoing response to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Registration Statement.
     When the time comes, the Company will include in its request for acceleration of the effectiveness of the Registration Statement the additional acknowledgements requested by the Staff.
     Please direct questions regarding this response letter to the undersigned at (310) 789-1259.
Very truly yours,
/s/ Dale E. Short
DES:tms
cc:	Jennifer Riegel (SEC) Nandini Acharya (SEC) James Peklenk (SEC)